Sanford C. Bernstein & Co., LLC's Compliance Report

Sanford C. Bernstein & Co., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2020;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2020;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Sanford C. Bernstein & Co., LLC

DocuSigned by:

I, Gary Krueger CA91B985D2C9442, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: Gary Krueger

Title: Chief Financial Officer

February 26, 2021